Exhibit 16.1
[Letterhead of PricewaterhouseCoopers]
August 7, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by Oculus Innovative Sciences, Inc. (copy attached), included in the section “Change in Independent Registered Public Accounting Firm” included in the Registration Statement of Oculus Innovative Sciences, Inc. on Form S-l dated July 3, 2006. Events that should have been reported by Oculus Innovative Sciences Inc. we include as follows:
1.	We advised the Audit Committee about the absence of financial accounting personnel with sufficient skills and experience to effectively evaluate and determine the appropriate accounting for non-routine and/or complex accounting transactions consistent with accounting principles generally accepted in the United States of America (“US GAAP”). As a result of this, a number of material audit adjustments to the financial statements were identified during the course of our audit procedures.

2.	We advised the Audit Committee that the Company did not maintain effective controls to ensure the identification of accounting issues related to and the proper accounting for stock options with the right of rescission which were granted under certain Stock Plans that required registration or qualification under federal and state securities laws. We believe this occurred primarily because of insufficient oversight and the lack of personnel in the accounting and finance organization with the appropriate level of accounting knowledge, experience and training,

3.	We advised the Audit Committee that the Company did not maintain an effective anti-fraud program designed to detect and prevent fraudulent activities in its consolidated entity.

4.	We advised the Audit Committee of the need to expand significantly the scope of the audit of its consolidated entity to assess the impact of identified fraudulent activities on the Company’s financial statements. We also advised the Audit Committee that the results of the fraud investigation may cause us to be unwilling to be associated with the Company’s financial statements. Due to our dismissal, we did not so expand the scope of our audit or conduct such further investigation.

5.	We advised the Audit Committee that the “tone at the top” set by the senior management doesn’t appear to encourage an attitude within the entity that controls are important or that established controls can not be circumvented.

[Letterhead of PricewaterhouseCoopers LLP]
6.	We advised the Audit Committee that the Company did not have the appropriate financial management and reporting infrastructure in place to meet the demands that will be placed upon it as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, and that the Company may be unable to report its financial results accurately or in a timely manner.

7.	We advised the Audit Committee that significant control deficiencies identified during our audit procedures, when considered in the aggregate, constituted a material weakness over financial reporting.
Very truly yours,
     /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP